Exhibit 21.1

Jurisdiction of Formation	Subsidiary and address
British Virgin Islands	Prime World International Holdings, Ltd.
P.O. Box 438, Road Town Tortola, British Virgin Islands

Jurisdiction of Formation	Subsidiary and address
China	Global Technology, Inc.
No.88, Qiushi Rd, Wangchun Industrial Park Ningbo, China 315176